1:27 PM

01/29/15

Accrual Basis

IS3D LLC
Balance Sheet
As of December 31, 2014

	Dec 31, 14
ASSETS	
Current Assets	
Checking/Savings	
1010 · Checking	30.69
1030 · Petty Cash	268.00
Total Checking/Savings	298.69
Other Current Assets	
1110 · Unbilled Receivables	230,574.11
Total Other Current Assets	230,574.11
Total Current Assets	230,872.80
Other Assets	
1500 · Prepaid Insurance	2,803.32
1520 · Prepaid Taxes and Expenses	3,000.00
Total Other Assets	5,803.32
TOTAL ASSETS	**236,676.12**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	22,425.18
Total Accounts Payable	22,425.18
Credit Cards	
2020 · Credit Card Payable	6,504.25
Total Credit Cards	6,504.25
Other Current Liabilities	
2210 · Accrued Vacation Pay	9,998.22
2220 · Accrued Payroll	-239.84
2400 · Customer Advances	83,895.13
Total Other Current Liabilities	93,653.51
Total Current Liabilities	122,582.94
Total Liabilities	122,582.94
Equity	
3100 · S. Brown Equity	3,838.28
3110 · M. Buchanan Equity	1,199.47
3120 · J. Moore Equity	3,838.28
3130 · C. O'Donnell Equity	3,838.28
3150 · T. Robertson Equity	32,865.30
3160 · J. Hussey Equity	1,199.47
3170 · C. Ward Equity	1,199.47
Net Income	66,114.63
Total Equity	114,093.18
TOTAL LIABILITIES & EQUITY	**236,676.12**

IS3D LLC
Profit & Loss
January through December 2014

	Jan - Dec 14
Ordinary Income/Expense	
Income	
4000 · Revenue	
4010 · Grant Revenue	1,202,844.37
4020 · Allowance for Rate Underrun	0.00
4110 · Sales - Software	1,232.74
Total 4000 · Revenue	1,204,077.11
Total Income	1,204,077.11
Cost of Goods Sold	
5000 · Direct Costs	
5100 · Direct Labor	606,238.70
5200 · Direct Materials	21,967.59
5300 · Direct Subcontractors	113,078.00
5400 · Direct Consultants	55,743.75
5600 · Direct Travel	15,444.54
5700 · Other Direct Costs	2,386.19
Total 5000 · Direct Costs	814,858.77
Total COGS	814,858.77
Gross Profit	389,218.34
Expense	
Payroll Expenses	0.00
6000 · Fringe Benefits	
6100 · Sick Pay	6,793.79
6110 · Vacation Pay	37,704.31
6120 · Holiday Pay	19,165.55
6200 · Employee Health Insurance	101,859.27
6210 · Employee Dental Insurance	5,217.44
6300 · Workers' Compensation	2,938.00
6500 · Payroll Taxes	56,880.01
Total 6000 · Fringe Benefits	230,558.37
7000 · F & A	
7200 · Bank Fees	0.00
7210 · Postage and Delivery	76.68
7230 · Office Supplies and Expense	1,807.23
7250 · Dues and Subscriptions	175.00
7300 · 100% Business Meals	1,135.12
7320 · Indirect Travel	1,678.42
7330 · Licenses and Permits	784.00
7420 · Telephone	1,304.22
7430 · Business Insurance	1,521.04
7610 · Printing and Reproduction	952.58
7700 · Indirect Consulting	1,050.00
8100 · G & A Labor	15,191.55
8300 · Professional Fees	50,981.88
Total 7000 · F & A	76,657.72
9000 · Unallowable Costs	
9100 · Alcohol and Entertainment	1,808.65
9120 · Contributions	500.00
9140 · Interest Expense	9.13
9160 · Penalties and Fines	0.00
9170 · Legal Fees	3,455.00
9190 · Advertising	5,500.00
9195 · Sales & Marketing	3,339.20
9200 · Unallowable Consulting	1,193.67
9230 · Royalty Expense	81.97
Total 9000 · Unallowable Costs	15,887.62
Total Expense	323,103.71

1:25 PM

01/29/15

Accrual Basis

IS3D LLC
Profit & Loss
January through December 2014

	Jan - Dec 14
Net Ordinary Income	66,114.63
Net Income	**66,114.63**

IS3D, LLC

Financial Statement

Year Ended December 31, 2014

IS3D, LLC

Financial Statement
Year Ended December 31, 2014
Contents



Katz, Nannis + Solomon, PC
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors
IS3D, LLC
Athens, Georgia

Report on schedule of Expenditures of Federal Awards

We have audited the accompanying schedule of expenditures of federal awards for the Small Business Innovation Research Direct Programs of IS3D, LLC for the year ended December 31, 2014.

Management's Responsibility

Management is responsible for the preparation and fair presentation of the financial statement of the program in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement of the program based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America; the standards applicable to financial audits contained in *Government Auditing Standards*, issued by the Comptroller General of the United States; OMB Circular A-133, *Audits of States, Local Governments, and Non-Profit Organizations*. Those standards and OMB Circular A-133 require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Watermill Center 800 South Street Suite 250 Waltham, MA 02453
Telephone 781 453 8700 Fax 781 453 8778 www.knscpa.com

Opinion

In our opinion, the schedule of expenditures of federal awards referred to above presents fairly, in all material respects, the expenditures of federal awards under the Small Business Innovation Research Direct Programs in accordance with accounting principles generally accepted in the United States of America.

Katz, Nannis + Solomon, P.C.

August 21, 2015
Waltham, Massachusetts

IS3D, LLC

Schedule of Expenditures of Federal Awards for the Small Business Innovation Research Program
Year Ended December 31, 2014

Federal Grantor	Federal CFDA Number		Federal Expenditures
Department of Health and Human Services Direct Programs			
Mental Health Research Grants	93.242	$	838,674
Research Infrastructure Programs	93.351		207,855
Total Federal Expenditures		$	1,046,529

See accompanying notes.

A. Description of Business

IS3D, LLC (the "Company") is a development stage company incorporated in 2010 to revolutionize the way science is taught from kindergarten to graduate education. The Company has been focused on pushing the boundaries of educational technology from pure games to the real time assessment of critical thinking in problem-solving activities.

B. Basis of Presentation

The schedule of expenditures of federal awards for the Small Business Innovation Research Direct Programs includes the federal grant activity of IS3D, LLC and is prepared on the accrual basis of accounting. The information in this schedule is presented in accordance with the requirements of OMB Circular A-133, *Audits of States, Local Government and Non-Profit Organizations.* Because the Schedule presents only a selected portion of the operations of IS3D, LLC, it is not intended to and does not present the financial position, changes in partners capital, or cash flows of IS3D, LLC

C. Accounting Policy

The schedule of expenditures of federal awards for the Small Business Innovation Research Direct Programs consists of direct and indirect expenditures incurred for each of the awards that were active during 2014. Direct expenditures consist of employee salaries, consulting and subcontractor fees for time spent that are directly attributable to the respective projects, and other materials and services directly attributable to the respective projects. Indirect expenditures include an allocation of allowable facilities and administrative costs allocated at rates approved by the granting agency for 2014.

(1)   A summary of the auditors' results:

    (i)   The type of report the auditor issued on the financial statement of the auditee:
        Unqualified.

    (ii)   Significant deficiencies in the internal control over major program:
        None.

    (iii)   The type of report the auditor issued on compliance for major programs:
        Unqualified.

    (iv)   Audit findings which the auditor is required to report under .510(a):
        None.

    (v)   Identification of Major Program:
        Small Business Innovation Research Direct Program.

    (vi)   The dollar threshold used to distinguish between Type A and Type B programs as described in .520(b):
        Not applicable for program-specific audit.

    (vii)   Auditee qualified as a low-risk auditee:
        No.

(2)   Findings and questioned costs for Federal awards which shall include audit findings as defined in .510(a):
        None.



Katz, Nannis + Solomon, PC
Certified Public Accountants

Independent Auditors' Report on Compliance for a Federal Program and Report on Internal Control over Compliance

To the Board of Directors
IS3D, LLC
Athens, Georgia

Report on Compliance

We have audited IS3D, LLC's compliance with the types of compliance requirements described in the *OMB Circular A-133 Compliance Supplement* that could have a direct and material effect on its Small Business Innovation Research Direct Programs (the "Programs") for the year ended December 31, 2014.

Management's Responsibility

Management is responsible for compliance with the requirements of laws, regulations, contracts and grants applicable to the Programs.

Auditors' Responsibility

Our responsibility is to express an opinion on compliance for IS3D, LLC's Programs based on our audit of the types of compliance requirements referred to above.

We conducted our audit of compliance in accordance with auditing standards generally accepted in the United States of America; the standards applicable to financial audits contained in *Government Auditing Standards* issued by the Comptroller General of the United States; OMB Circular A-133, *Audits of States, Local Governments and Non-Profit Organization.* Those standards and OMB Circular A-133 require that we plan and perform the audit to obtain reasonable assurance about whether noncompliance with the types of compliance requirements referred to above that could have a direct and material effect on the Programs occurred. An audit includes examining, on a test basis, evidence about IS3D, LLC's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on compliance for IS3D, LLC's Programs. However, our audit does not provide a legal determination of IS3D, LLC's compliance with those requirements.

Watermill Center 800 South Street, Suite 250 Waltham, MA 02453
Telephone 781 453 8700 Fax 781 453 8778 www.knscpa.com

Opinion

In our opinion, IS3D, LLC complied, in all material respects, with the compliance requirements referred to above that could have a direct and material effect on its Programs for the year ended December 31, 2014.

Report on Internal Control Over Compliance

Management of IS3D, LLC is responsible for establishing and maintaining effective internal control over compliance with the requirements of laws, regulations, contracts and grants applicable to federal programs. In planning and performing our audit, we considered IS3D, LLC's internal control over compliance with the requirements that could have a direct and material effect on its Programs to determine the auditing procedures for the purpose of expressing our opinion on compliance and to test and report on internal control over compliance in accordance with OMB Circular A-133, but not for the purpose of expressing an opinion on the effectiveness of internal control over compliance. Accordingly, we do not express an opinion on the effectiveness of IS3D, LLC's internal control over compliance.

A *deficiency in internal control over compliance* exists when the design or operation of a control over compliance does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, noncompliance with a type of compliance required of a federal program on a timely basis. A *material weakness in internal control over compliance* is a deficiency, or combination of deficiencies, in internal control over compliance, such that there is a reasonable possibility that material noncompliance with a type of compliance requirement of a federal program will not be prevented, or detected and corrected, on a timely basis. A *significant deficiency in internal control over compliance* is a deficiency, or a combination of deficiencies, in internal control over compliance with a type of compliance requirement of a federal program that is less severe than a material weakness in internal control over compliance, yet important enough to merit attention by those charged with governance.

Our consideration of the internal control over compliance was for the limited purpose described in the first paragraph of this section and was not designed to identify all deficiencies in internal control over compliance that might be deficiencies, significant deficiencies or material weaknesses. We did not identify any deficiencies in internal control over compliance that we consider to be material weaknesses. However, material weaknesses may exist that have not been identified.

The purpose of this report on internal control over compliance is solely to describe the scope of our testing of internal control over compliance and the results of that testing based on the requirements of OMB Circular A-133. Accordingly, this report is not suitable for any other purpose.

Katz, Nannis + Solomon, P.C.

August 21, 2015
Waltham, Massachusetts